Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Announces Preliminary 2017 Operating Results
Provides Guidance for 2018 and Three-year Outlook

All amounts are expressed in US$ unless otherwise indicated. Results are unaudited and could change based on final audited financial results. This news release contains forward-looking information about expected future events and financial and operating performance of the Company. Readers should refer to the risks and assumptions set out in the “Cautionary Note Regarding Forward-Looking Statements and Information” at the end of this news release.

This news release refers to measures that are not generally accepted accounting principle (“non-GAAP”) financial measures, including cash costs per payable ounce of silver ("Cash Costs") and all-in sustaining costs per silver ounce sold ("AISCSOS"). Please refer to the section titled “Alternative Performance (non-GAAP) Measures” at the end of this news release for further information on these measures.

Vancouver, B.C. - Jan. 11, 2018 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American Silver”, or the “Company”) today announced preliminary operating results for the fourth quarter ("Q4") and full year 2017, with annual silver production within the targeted range and consolidated cash costs per payable ounce of silver, net of by-product credits, ("Cash Costs") below guidance. Today, the Company also provided its 2018 guidance and three-year outlook for production and costs.

“The Company achieved decade-low consolidated cash costs of $4.55 per ounce in 2017, with silver production as targeted of 25 million ounces, exemplifying the high quality of our silver mining assets. With the completion of our mine expansions in Mexico in 2017, we are now focused on ramping up production from these long-life mines to design capacity rates. Over the next three years, we expect silver production to grow at an annual compounded rate of 8%, reaching 30.5 to 33.0 million ounces by 2020,” said Michael Steinmann, President and Chief Executive Officer of the Company.

Consolidated Preliminary 2017 Operating Results

	2017 Guidance(1)	2017 Actual	Fourth Quarter 2017
Production
Silver (million ounces)	24.5 - 26.0	25.0	6.6
Gold (thousand ounces)	155.0 - 165.0	160.0	43.7
Zinc (thousand tonnes)	56.5 - 58.5	55.3	14.7
Lead (thousand tonnes)	19.0 - 20.0	21.5	5.4
Copper (thousand tonnes)	8.8 - 9.3	13.4	3.0
Cash Costs(2) ($/ounce)	6.45 - 7.45	4.55	3.18
(1) Guidance provided in the Company’s news release dated January 12, 2017. During 2017, Pan American revised its guidance for 2017 Cash Costs, Consolidated All-In Sustaining Costs per Silver Ounce Sold ("AISCSOS") and project capital in its news release dated August 9, 2017. On November 8, 2017, the Company revised its guidance for 2017 base metal production and further reduced its estimate for Cash Costs.
(2) Preliminary Cash Costs per payable ounce of silver, net of by-product credits. Average by-product metal prices for 2017 were: Au $1,257/oz, Zn $2,896/tonne, Pb $2,317/tonne, and Cu $6,166/tonne.
Cash Costs is a non-GAAP measure and readers should refer to the information under the heading “Alternative Performance (non-GAAP) Measures" at the end of this news release for more information.

PAN AMERICAN SILVER CORP. 1

Preliminary 2017 Operating Results by Mine

Mine	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($/ounce)(1)
La Colorada	7.1	4.3	2.08
Dolores	4.2	103.0	(1.65)
Alamo Dorado	0.6	2.1	16.49
Huaron	3.7	1.1	1.35
Morococha (92.3%)(2)	2.6	3.5	(5.34)
San Vicente (95%)(2)	3.6	0.5	11.85
Manantial Espejo	3.1	45.3	18.25
Total(3)	25.0	160.0	4.55
(1) Cash Costs is a non-GAAP measure and readers should refer to the information under the heading “Alternative Performance (non-GAAP) Measures" at the end of this news release for more information.
(2) Reflects Pan American’s ownership in the operation.
(3) Totals may not add up due to rounding.

2017 Operating Highlights:

•	Consolidated silver production of 25.0 million ounces was within the original guidance range provided in January 2017 (the "Original Guidance") of 24.5 million to 26.0 million ounces.

•	Consolidated gold production of 160 thousand ounces was within the Original Guidance range of 155 thousand to 165 thousand ounces. Annual record set for gold production at Dolores.

•
Record zinc and lead production with lead production beating the Company's Original Guidance and zinc production slightly below the Original Guidance. Copper production beat the Company's Original Guidance. Zinc and copper production were within the revised range provided on November 8, 2017 (the "Revised Guidance") while lead production was slightly above the Revised Guidance. Annual production records were set for zinc and lead at La Colorada.

•
Decade-low annual consolidated Cash Costs of $4.55 were 35% below the midpoint of the Original Guidance of $6.45 to $7.45, and at the low end of the Revised Guidance, largely due to improved productivity at our mines in Peru and Mexico, higher by-product credits from strong base metal production and base metal prices, and improved concentrate treatment costs. Annual Cash Costs records were set at La Colorada, Huaron, Morococha, and Dolores.

•
Construction of the La Colorada mine expansion was completed. Full design processing rates of 1,800 tonnes per day were achieved in mid-2017, about six months ahead of schedule. Average throughput exceeded design rates by about 5% during the last six months of 2017.

•
Construction of the Dolores pulp agglomeration plant was completed and commissioning commenced. Heap leach pad stacking rates achieved 97% of the expanded capacity of 20,000 tonnes per day during the last four months of 2017.

•
Implementation of “Towards Sustainable Mining” ("TSM") was initiated. TSM is a three-year initiative designed to enhance our community engagement processes, drive world-leading environmental practices and reinforce our commitment to the safety and health of our employees and surrounding communities.

PAN AMERICAN SILVER CORP. 2

2018 Guidance and Three-Year Outlook
Pan American's guidance for 2018 as at January 11, 2018, is provided below. We may revise guidance during the year to reflect actual and anticipated results. We also provide a three-year outlook of our production, Cash Costs, sustaining capital and AISCSOS on a consolidated basis, which we update only on an annual basis.

2018 Guidance by Mine

Mine	Silver Production (million ounces)	Gold Production (thousand ounces)	Cash Costs ($/ounce)(1)
La Colorada	7.4 - 7.7	4.2 - 4.3	1.35 - 1.70
Dolores	4.5 - 4.9	138.9 - 147.7	(1.25) - 0.45
Huaron	3.6 - 3.8	1.0	0.75 - 1.50
Morococha (92.3%)(2)	2.5 - 2.7	2.2 - 2.3	(5.80) - (4.30)
San Vicente (95%)(2)	3.9 - 4.1	0.2	10.00 - 10.50
Manantial Espejo	3.2 - 3.3	28.5 - 29.5	17.60 - 19.00
Total(3)	25.0 - 26.5	175.0 - 185.0	3.60 - 4.60
(1) Cash Costs is a non-GAAP measure and readers should refer to the information under the heading “Alternative Performance (non-GAAP) Measures" at the end of this news release for more information.
(2) Reflects Pan American’s ownership in the operation.
(3) Totals may not add up due to rounding.

Three-year Outlook
The following table provides Pan American's guidance and outlook for the years 2018 to 2020 (the "Three-year Outlook"):

	2018 Guidance	2019 Outlook	2020 Outlook
Production
Silver (million ounces)	25.0 - 26.5	27.7 - 29.7	30.5 - 33.0
Gold (thousand ounces)	175 - 185	183 - 193	165 - 179
Zinc (thousand tonnes)	60.0 - 62.0	55.5 - 59.5	60.5 - 64.5
Lead (thousand tonnes)	21.0 - 22.0	21.0 - 23.0	23.0 - 26.0
Copper (thousand tonnes)	12.0 - 12.5	10.5 - 12.5	11.5 - 13.5
Cash Costs(1)($/ounce)	3.60 - 4.60	4.50 - 6.00	4.75 - 6.75
Sustaining capital ($ millions)	100 - 105	100 - 110	75 - 90
AISCSOS(1) ($/ounce)	9.30 - 10.80	9.50 - 11.50	8.50 - 11.00
(1) Cash Costs and AISCSOS are non-GAAP measures.  Please refer to the section titled “Alternative Performance (non-GAAP) Measures” at the end of this news release for further information on these measures.

PAN AMERICAN SILVER CORP. 3

The following table provides the price and foreign exchange rate assumptions used to forecast total Cash
Costs and AISCSOS in the Three-year Outlook:

Years 2018 to 2020
Metal prices
Silver ($/ounce)	16.50
Gold ($/ounce)	1,250
Zinc ($/tonne)	3,100
Lead ($/tonne)	2,350
Copper ($/tonne)	6,500
Average annual exchange rates relative to 1 USD
Mexican peso	18.50
Peruvian sol	3.23
Argentine peso	19.59
Bolivian boliviano	7.1

2018 Guidance Highlights:
Pan American's 2018 capital budget is targeting a total spend of $150 to $155 million, comprised of $100 to $105 million in sustaining capital and $50 million in project capital. We anticipate spending approximately $21 million on near-mine and regional exploration in 2018, drilling a total of approximately 115,000 metres.

The Company is focused on achieving the following objectives at each of its mines during 2018:

La Colorada

•	Sustain expanded throughput rates of 1,800 tonnes per day or greater while implementing further productivity enhancements, particularly in additional mine mechanizations and infrastructure upgrades.

•	Complete upgrades to the mine backfill plant to enable mine re-sequencing to reduce grade variability and achieve average mineral reserve grades.

•	Execute an innovative tailings storage facility expansion for substantial savings in future tailings management costs.
Dolores

•	Complete commissioning of the pulp agglomeration plant.

•	Ramp-up underground mining rates to 1,500 tonnes per day.

•	Sustain overall throughput rates to the heap leach pad of 20,000 tonnes per day.

•	Accelerate open-pit mine pre-stripping rates to provide optimized mine scheduling efficiencies into 2019, after which waste movement rates decrease substantially.

•
Adapt leach pad construction rates according to the requirements of the expanded ore production rates, while seeking to optimize open-pit waste handling with modifications to permits and land acquisition opportunities.

Huaron and Morococha

•	Maintain production rates at current levels.

•	Take advantage of continued exploration successes.

•	Strive to define additional productivity enhancement initiatives and improve site ancillary facilities and infrastructure.

•	Expand the Huaron tailings storage facility according to the increased throughput rates achieved during 2017.

PAN AMERICAN SILVER CORP. 4

•	Investigate opportunities to enhance mill productivities and efficiencies at Morococha while designing for the eventual relocation of the mill.
San Vicente

•	Gradually enhance productivities over the next three years through additional mechanization efforts, enhanced mine dilution controls and improved site infrastructure and ancillary facilities.
Manantial Espejo

•
Bring the approved COSE and Joaquin mine projects on-stream to supplement the Manantial Espejo underground mine and stockpile ore, thereby increasing overall production rates over the next three years. Production from COSE and Joaquin is expected to commence in 2019 with a life of mine of approximately 18 months for COSE and approximately three years for Joaquin.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President, Technical Services & Process Optimization, who is the Company’s Qualified Person for the purposes of National Instrument 43-101. For additional information about the Company’s material mineral properties, please refer to the Company’s Annual Information Form dated March 22, 2017, filed at www.sedar.com.

Q4 and Full Year 2017 Unaudited Results

Pan American plans to release its unaudited financial results for Q4 and full year 2017 on February 20, 2018. Details for the conference call and webcast are as follows:

Date:	February 21, 2018
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)

A live and archived webcast and presentation slides will be available on the Company’s website at www.panamericansilver.com/investors/events.

About Pan American Silver
Pan American Silver is one of the world’s largest primary silver producers, providing investors with enhanced exposure to silver through low-cost operations. Founded in 1994, Pan American Silver is recognized for its operating expertise, prudent financial management and commitment to responsible development.  The Company is headquartered in Vancouver, B.C. and owns and operates six mines in Mexico, Peru, Argentina and Bolivia. Our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 5

Alternative Performance (non-GAAP) Measures
In this news release we refer to measures that are not generally accepted accounting principle (“non-GAAP”) financial measures. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions. These non-GAAP financial measures include:

•
Cash Costs per payable ounce of silver, net of by-product credits (“Cash Costs”). Cash Costs does not have a standardized meaning prescribed by IFRS as an indicator of performance. The Company’s method of calculating Cash Costs may differ from the methods used by other entities and, accordingly, the Company’s Cash Costs may not be comparable to similarly titled measures used by other entities. Investors are cautioned that Cash Costs should not be construed as an alternative to production costs, depreciation and amortization, and royalties determined in accordance with IFRS as an indicator of performance.

•
All-in sustaining costs per silver ounce sold (“AISCSOS”). The Company has adopted AISCSOS as a measure of its consolidated operating performance and its ability to generate cash from all operations collectively, and the Company believes it is a more comprehensive measure of the cost of operating our consolidated business than traditional Cash Costs per payable ounce, as it includes the cost of replacing ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow.

Readers should refer to the “Alternative Performance (non-GAAP) Measures” section of the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2017 (the “Q3 2017 MD&A”) for a more detailed discussion of these and other non-GAAP measures and their calculation.

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws, and may include future-oriented financial information. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: future financial or operational performance, including our estimated production of silver, gold and other metals in 2018 and beyond, and our estimated Cash Costs and AISCSOS in 2018 and beyond; the ability of the Company to successfully complete any capital investment programs and projects, including the COSE and Joaquin development, and the impacts of any such programs and projects on the Company, including with respect to production; and the expenditures and success related to any future exploration or development programs.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; the Company's development projects are completed and perform in accordance with current expectations; currency exchange rates remaining as estimated; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions; no unplanned delays or interruptions in scheduled development and production; all necessary permits, licenses and regulatory approvals are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver and gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; legal restrictions relating to mining; risks relating to expropriation; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.